

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 20, 2023

Geoffrey G. Gilmore
Chief Executive Officer
Worthington Steel, Inc.
100 Old Wilson Bridge Road
Columbus, OH 43085

   Re: Worthington Steel, Inc.
    Amendment No. 1 to Draft Registration Statement on Form 10-12B
    Submitted June 9, 2023
    CIK No. 0001968487

Dear Geoffrey G. Gilmore:

  We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form 10-12

Exhibit 99.1--Preliminary Information Statement
Risk Factors, page 16

1. Please tell us why your risk factor disclosure was deleted, rather than revised, in response to prior comment nine. Provide sufficient information to allow us to evaluate the adequacy of your response, including whether and how the matters addressed by our comment have been resolved.

Business
Our Joint Ventures, page 76

2.   We note your response to prior comment 12 and reissue it in part. Please describe the material terms of your joint venture arrangements. Describe what obligations you have to your partners under these arrangements, the duration of the arrangements, and any other material terms. In this regard, we note the reference to veto rights on page 22.

Material U.S. Federal Income Tax Consequences of the Distribution to U.S. Holders, page 102

3.   We note your response to prior comment 16 and reissue it. Disclosure on page 28 indicates that Worthington will undertake certain internal restructuring transactions which are intended to qualify as tax-free transactions, and if these fail to qualify, you and Worthington could be subject to additional tax liabilities. Accordingly, please revise this section to discuss the material tax consequences of the separation, which will indirectly affect shareholders. If you do not anticipate material tax consequences, revise your disclosure to affirmatively so state and to describe the reasons why.

General

4.   We note your response to prior comment 18. Please further revise the cross-reference sheet to specifically incorporate by reference the questions and answers section.

    You may contact Stephany Yang at 202-551-3167 or Kevin Stertzel at 202-551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Angelini at 202-551-3047 or Geoffrey Kruczek at 202-551-3641 with any other questions.

                                              Sincerely,

                                              Division of Corporation Finance
                                              Office of Manufacturing

cc: Cathy Birkeland